Exhibit 99.5

CONSENT OF EXPERT

May 22, 2026

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Simon Hille, do hereby consent to:

(1)the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects except those in Quebec contained in the Company’s 2026 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into (i) the Company’s Registration Statement on Form F-10 (333- 288100) and (ii) the Company’s Registration Statements on Form S-8 (Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-288421), and any amendments thereto, filed with the SEC.

By:	/s/Simon Hille
Simon Hille, FAusIMM
Eldorado Gold Corporation
Executive Vice President and Chief Operating Officer